AquaBounty Technologies, Inc.
2 Mill & Main Place, Suite 395
Maynard, MA 01754
February 6, 2020
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento

Re:	AquaBounty Technologies, Inc.
Registration Statement on Form S-1
File No. 333-235919
Acceleration Request
Requested Date: February 10, 2020
Requested Time: 4:00 p.m. Eastern time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AquaBounty Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”) be accelerated to February 10, 2020, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Michael J. Minahan at (617) 570-1021. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael J. Minahan, by facsimile to (617) 801-8717.
In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.
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Sincerely, AQUABOUNTY TECHNOLOGIES, INC.
/s/ Sylvia A. Wulf
By: Sylvia A. Wulf Title: President and Chief Executive Officer

Cc:	Jocelyn M. Arel, Esq. (Goodwin Procter LLP)
Michael J. Minahan, Esq. (Goodwin Procter LLP)
David Frank, Chief Financial Officer (AquaBounty Technologies, Inc.)
Angela M. Olsen, Esq., General Counsel (AquaBounty Technologies, Inc.)
Jonathan R. Zimmerman, Esq. (Faegre Drinker Biddle & Reath LLP)
Ryan R. Woessner, Esq. (Faegre Drinker Biddle & Reath LLP)

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